American Leisure Holdings, Inc.
2460 Sand Lake Road
Orlando, FL 32809
Tel: (407) 251-2240

Mr. William Demarest	VIA EDGAR
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561
Telephone: (202) 551-3432
Fax: (202) 772-9210

RE: American Leisure Holdings, Inc.
Form 10-KSB for the fiscal year ended December 31, 2005
Filed March 31, 2006
File No. 333-48312

Dear Bill,

In response to your comment letter dated June 13, 2007, American Leisure Holdings, Inc. (the “Company,” “we,” and “us”) has the following responses:

Consolidated Statements of Cash Flows

1.
We read your response to prior comment 1. We note that the rollforward provided in your response letter dated March 16, 2007 indicated an unpaid balance at 12/31/2004 of $862,896, which does not agree to the $920,134 disclosed on page F-l0 in Note 2 to your financial statements. Please revise.

RESPONSE:

Note 2 has been revised to read as follows:

“For the periods ending December 31, 2005 and 2004, interest capitalized totaled $2,198,853 and $1,497,904, respectively. As of December 31, 2005 and 2004, $1,240,403 and $862,896, respectively, of interest expense was accrued and unpaid.”

Note 4 — Acquisitions.

2.
We have read and reviewed your response to comment 3. Based on our conference call on June 11, 2007 and the disclosures within your financial statements it appears that you consummated a business combination on December 30, 2004 when you purchased Around the World Travel, Inc. (AWT).  In addition, in a response letter dated January 8, 2007 you represented to us that, based upon paragraph 6 of EITF 98-3, you acquired a business. You stated during our conference call on June 11, 2007 that you did not consolidate the operations of AWT because you did not have a license to operate the business. You also stated that you hired AWT to manage the assets because they had a license and as soon as you received a license you terminated the management agreement with AWT and consolidated the operations of AWT beginning on August 1, 2006. Due to the fact that you entered into a purchase agreement and accounted for this purchase as a business combination in accordance with SFAS 141 please restate your financial statements to consolidate the acquired business in its entirety beginning on December 30, 2004. We do not accept the argument that due to the fact that you didn’t own the licenses to operate the business that you don’t have to consolidate the operations.

RESPONSE:

As discussed in our conference call of June 11, 2007, the transaction whereby we have purchased assets of Around The World Travel, Inc. (AWT) required further management deliberation as to whether it should be treated as a business combination or an asset purchase. We have virtually no control over AWT or its books and records and have now concluded this to be an asset purchase, as opposed to a business combination as we had previously recorded. We have engaged Herrera Partners, LP to provide a fair value analysis and allocation of purchase price as of December 31, 2004 in accordance with SFAS 141 and SFAS 142 related to the acquisition of the assets of AWT. Upon completion of the aforementioned, the 10QSB and 10KSB for each period from December 31, 2004 and thereafter will be amended and filed to reflect the allocation. We respectfully request two weeks to allow Herrera Partners, LP to complete their task and then an additional four weeks to amend and file the seven 10 QSB/As and three 10 KSB/As that would need to be filed.

3.	As it relates to the above comment please revise to update your consolidation policy for the acquisition of TraveLeaders from AWT.

RESPONSE:

The disclosures will be revised to describe the revised accounting for the AWT transaction.

Note 14. Stockholders Equity and Redeemable Preferred Stock

Warrants

4
We have reviewed your response to prior comment 5. Please tell us if the Series A Preferred Stock Designation has been amended or whether the holders have agreed that section 4(k) was incorrectly included. Also, explain to us why your Form 8-K filed at the time of issuance (under the name Freewillpc.com, Inc.) indicates that the conversion rate is adjusted if the market price of the Common Stock is below $1.00, if no such adjustment is possible.

RESPONSE:

The Series A Preferred Stock Designation has not been amended nor have the holders agreed that it was incorrectly included. The mechanics of conversion would require a calculation to occur but, the end result is that there is no change in the conversion rate.

Form 10-QSB for the period ended June 30, 2006

Note E — Related Party Transactions

5.
We have reviewed your response to prior comment 8, which failed to address all of the bullet points in our comment. Revise or tell us why the Consolidated Statement of Operations for the three months ended June 30, 2005 has not been adjusted for discontinued operations.

RESPONSE:

The Statement of Operations for the three and six months ended June 30, 2005 has been adjusted for discontinued operations as previously faxed to you.

6.
Your response to prior comment 8 indicates that the gain on disposal is in the 2006 columns. However, we note that the columns that include the gain on disposal are clearly labeled as 2005. It appears that the column headings are mislabeled. Please revise.

RESPONSE:

Column headings have been corrected.

Yours very truly,

/s/ Omar Jimenez
Omar Jimenez,
Chief Financial Officer